

February 3, 2011

via U.S. mail and facsimile

Robert A. Lerman, Chief Executive Officer
Thermodynetics, Inc.
651 Day Hill Road
Windsor, CT 06095

      RE: Thermodynetics, Inc.
              Form 10-K for the Fiscal Year Ended March 31, 2010
              Filed July 14, 2010
              File No. 0-10707

Dear Mr. Lerman:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 9A(T). Controls and Procedures, page 11

1. We note your disclosure that your certifying officers concluded that your "disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 (the "Exchange Act") were effective to provide the material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act within the specified time periods under the Exchange Act." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective. This comment is also applicable to your Form 10-Q for the quarters ended June 30, 2010 and September 30, 2010.

Form 10-Q/A for the Fiscal Quarter Ended September 30, 2010

Note 11 – Legal Proceedings, page 10

2. With regard to the lawsuit described in section (a) and the reimbursement of PLC's legal costs, please expand this disclosure in future filings to disclose an estimate of the possible loss in addition to the £350,000 already paid, or the range of loss or a statement that such an estimate cannot be made. Provide us with an example of your expected future disclosure. Refer to paragraph 4 of ASC 450-20-50.

3. In the two other legal proceedings discussed in sections (b) and (c), please expand this disclosure in future filings to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Provide us with an example of your expected future disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief